Chardan Healthcare Acquisition 2 Corp.

17 State Street, 21st Floor

New York, NY 10004

July 28, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Dillon Hagius

Re:	Chardan Healthcare Acquisition 2 Corp.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed July 14, 2021
File No. 001-39271

Dear Mr. Hagius:

This letter sets forth the response of Chardan Healthcare Acquisition 2 Corp. (the “Company,” “we,” “our” and “us”) to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated July 23, 2021 (the “Comment Letter”) with respect to the Company’s amended preliminary proxy statement on Schedule 14A filed with the Commission on July 14, 2021 (“Amendment No. 1”). Concurrently with the submission of this letter, we are filing a second amendment to the Preliminary Proxy (“Amendment No. 2”).

For your convenience, we have reproduced the Staff’s comments exactly as set forth in the Comment Letter in bold and italics below, and set forth below each such comment is the Company’s response. Page numbers and captions referenced in the responses refer to Amendment No. 2 unless otherwise stated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 2.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Comparative Per Share Data, page 39

1.	We note your response to our previous comment five and the revision on page 39. Please address the following additional comments:

•

Please explain whether the Renovacor Investor Incentive Plan participants are common or preferred shareholders. Address the need to include those respective shares in your determination of the exchange ratios for both the Renovacor common stockholders and preferred stockholders;

•	Please present the exchange ratios for Renovacor common stockholders and preferred stockholders, as they appear to be different; and

•

Your exchange ratio calculation appears to present a mismatch between the numerator and denominator, as the numerator includes only the Chardan common shares to be issued to Renovacor common stockholder, while your denominator appears to include the entire historical capitalization at Renovacor. Please revise accordingly. Ensure you appropriately revise the exchange ratio included in pro forma adjustment AA to your Unaudited Pro Forma Condensed Combined Statements of Operations.

Response: The Company respectfully acknowledges the Staff’s comment and advises that the Renovacor Incentive Plan participants only include certain preferred shareholders of Renovacor, or their affiliates. In addition, pursuant to the Staff’s comments the Company has revised the disclosures on pages 40, 249-250, and 253-254 of Amendment No. 2.

2.

It appears that you have applied your expected exchange ratio to your weighted average shares outstanding under your Renovacor Equivalent Pro Forma Per Share Data columns. Please revise this presentation or explain its appropriateness.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 40 of Amendment No. 2.

Conflicts of Interest, page 143

3.	Please further revise your disclosure to include the substantive portions of your response to prior Comment 19.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 145-146 and 148 of Amendment No. 2.

Renovacor’s Pipeline, page 192

4.

We note your response to comment 24 and re-assert our request that you revise your pipeline table so that each clinical trial phase is graphically depicted in separate columns. We think this revision is particularly appropriate given your amended disclosure on page 192 that the pipeline table “does not reflect the expectations of Renovacor of the clinical trials needed or an agreed upon pathway with the FDA for commercialization of Renovacor’s product candidates.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the pipeline table on page 194 of Amendment No. 2.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Statement of Operations, page 246

5.

We note you have added cumulative preferred stock dividends to your presentation of net loss attributable to common shareholders. Please revise to eliminate these dividends or explain why this presentation is appropriate. In this regard, we note that pursuant to the terms of the Business Combination, Renovacor preferred shares will be exchanged for Chardan common stock and such transaction is given pro forma effect as if it occurred at the beginning of the period presented.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 249-250 of Amendment No. 2.

* * * * *

Please direct any questions or comments regarding this correspondence to our counsel, Ryan J. Maierson of Latham & Watkins LLP, at (713) 546-7420.

Very truly yours,

Chardan Healthcare Acquisition 2 Corp.

By:	/s/ Jonas Grossman
Name:	Jonas Grossman
Title:	President and Chief Executive Officer

cc:	Gbola Amusa, Chardan Healthcare Acquisition 2 Corp.
Ryan J. Maierson, Latham & Watkins LLP

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